Consent of Independent Registered Public Accounting Firm
The Board of Directors
Charter Communications, Inc.:
We consent to the use of our reports dated February 27, 2007 with respect to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Charter Communications, Inc. and subsidiaries (the Company), incorporated by reference herein and to the reference to our firm under the headings “Summary Consolidated Financial Data” and “Experts” in the registration statement.
Our reports with respect thereto contain an explanatory paragraph that as discussed in Note 7 to the consolidated financial statements, effective September 30, 2004, the Company adopted EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other than Goodwill.
/s/ KPMG LLP
St. Louis, Missouri
August 28, 2007